SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                            Energy Metals Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29271B106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29271B106

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Resolute Performance Fund
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|

     Not Applicable.
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Not Applicable.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IA(1)
--------------------------------------------------------------------------------


(1) Resolute Performance Fund is an open-ended investment trust established under the laws of Ontario, Canada.

CUSIP No. 29271B106

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Resolute Funds Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|

     Not Applicable.
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Not Applicable.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IA(1)
--------------------------------------------------------------------------------


(1) Resolute Funds Limited is registered with the Ontario Securities Commission as an Investment Counsel and Portfolio Manager.

Item 1(a)   Name of Issuer:

            Energy Metals Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            1238 - 200 Granville Street
            Vancouver, British Columbia
            Canada V6C 1S4

Item 2(a)   Name of Persons Filing:

            Resolute Performance Fund

            Resolute Funds Limited, the manager and trustee of Resolute Performance Fund, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Resolute Performance Fund.

Item 2(b)   Address of Principal Business Office of the Reporting Persons:

            3080 Yonge Street, Suite 5000, Box 73
            Toronto, Ontario
            Canada M4N 3N1

Item 2(c)   Citizenship:

            Ontario, Canada

Item 2(d)   Title of Class of Securities:

            Common Stock

Item 2(e)   CUSIP Number:

            29271B106

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

None of the above. Resolute Performance Fund is an open-ended investment trust established under the laws of Ontario, Canada. Resolute Funds Limited is the Trustee and Manager of the Fund. Units of the Fund are sold on a prospectus-exempt basis in selected provinces of Canada to investors in amounts of CDN $150,000 or more. Resolute Funds Limited is registered with the Ontario Securities Commission as an Investment Counsel and Portfolio Manager.

Item 4.   Ownership.

        (a)  Amount beneficially owned:  0

        (b)  Percent of class:  Not Applicable.

        (c)  Number of shares as to which the person has:

              (i)  Sole power to vote or to direct the vote:  0

              (ii) Shared power to vote or to direct the vote:  0

              (iii)Sole power to dispose or to direct the disposition of:  0

              (iv) Shared power to dispose or to direct the disposition of:  0

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2008      RESOLUTE PERFORMANCE FUND

                             By:  /s/ Anna Goncharova
                                  ----------------------------------------------
                                  Name:   Anna Goncharova
                                  Title:  Chief Financial Officer of Resolute
                                          Funds Limited, its Manager and Trustee

                             RESOLUTE FUNDS LIMITED

                             By:  /s/ Anna Goncharova
                                  ----------------------------------------------
                                  Name:   Anna Goncharova
                                  Title:  Chief Financial Officer

                                                                       EXHIBIT A

                             Joint Filing Agreement

      The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Energy Metals Corporation shall be filed on behalf of each of the undersigned. The undersigned hereby further agree that this Agreement shall filed as an exhibit to such Schedule 13G. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  August 8, 2006       RESOLUTE PERFORMANCE FUND

                             By:  /s/ Anna Goncharova
                                  ----------------------------------------------
                                  Name:   Anna Goncharova
                                  Title:  Chief Financial Officer of Resolute
                                          Funds Limited, its Manager and Trustee

                             RESOLUTE FUNDS LIMITED

                             By:  /s/ Anna Goncharova
                                  ----------------------------------------------
                                  Name:   Anna Goncharova
                                  Title:  Chief Financial Officer